June 20, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

Re:	Midori Group Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed April 10, 2025 File No. 024-12526

Ladies and Gentlemen:

Please see below for responses to the Division’s letter dated May 5, 2025 regarding the above captioned matter. All questions have been addressed in Amendment No. 3 to the Offering Statement, on Form 1-A/A, filed June 20, 2025 (“Amendment”), as further herein detailed.

Amendment No. 2 on Form 1-A filed April 10, 2025

Summary Information

Business, page 3

1. We note your response to prior comment 5 and reissue the comment. You cross- reference descriptions in the section captioned ‘Our Products.’ However, this section does not appear to provide a description of what these qualifications or standards mean with respect to your additive. Please briefly describe the applicable regulation or designation or otherwise explain what it means for the Midori Biosolutions additive to be FDA FOOD, REACH, FTC, PROP65 and CONEG compliant. Your disclosure should explain if your product has been certified by a third party as meeting the criteria for such designation or if compliance has been determined by management.

We have updated the Amendment to remove discussion of the foregoing from the “Summary” section, as we do not believe it materially relevant there, and have instead provided more description in the “Description of Business – Our Products” Section.

Description of the Business

Business, page 28

2. We note your revisions in response to prior comment 6 and reissue the comment in part. Your disclosure on page 28 states that use of your product involves a step that breaks down plastic to biogas which “promotes renewable energy development.” Please provide additional disclosure to explain the creation of a renewable energy source or remove this statement. We additionally note your disclosure on page 29 that you believe “the Midori-Biosolutions additive provides brands and retailers with a sustainable solution for fossil fuel-based plastics.” Please support the claim that your product creates a sustainable solution or remove this statement.

We have removed reference to “sustainable” from the Amendment and provided additional disclosure supporting the claim that our product “promotes renewable energy development.”

3. We note your revisions in response to prior comment 11 and reissue the comment in part. Please further explain the process in which your product is integrated with or into third-party plastics and whether this process has been validated or is still experimental. In this regard, we note your statements that your product may be in the form of pellets, powder, polyethylene terephthalate (PET), polypropylene (PP), polystyrene (PS), nylon, and synthetic rubber and that your additive “can be added to virtually all polymer types, processes and applications.” However, with respect to your signed customers you note that you are still conducting testing to ensure the additive can be integrated into their products effectively prior to launch to the public.

We have added disclosure to the “Summary” and “Description of Business” Sections in response to the Division’s above comment.

4. We note your revisions in response to prior comment 13. You state that “a significant percentage of plastics that get recycled end up in landfills” and that “[r]ecycling only processes a fraction of what they collect with the balance going to landfills.” Please revise your disclosure to reconcile these two statements and clarify if the significant percentage of plastics going into landfills has been recycled or was only deposited or collected to be recycled. Additionally, please substantiate these claims or revise them to state that these are your beliefs.

We have updated the Amendment to make clear our source for the above-mentioned claims and to reconcile the above comments as requested.

5. We note your response to prior comment 16 and your statements that you do not own the intellectual property rights to the additive you sell and that if your distribution agreement with your supplier were terminated, you would need to contract with one of the several other manufacturers of the additive of which you are aware. Please clarify the type of intellectual property rights associated with your product. Specifically, please explain whether there are any active patents covering the product or if it can be can freely manufactured by any third party. If the product can be freely manufactured, please explain what intellectual property rights you would propose to acquire with the proceeds of the offering. Alternatively, if the product cannot be freely manufactured as a result of applicable third party intellectual property rights, please explain how you would be able to contract with alternative suppliers of your product if your distribution agreement were terminated.

The Amendment has been updated to clarify the intellectual property involved with the additive includes formulas and know how, which are not subject to patents of which the Company is aware.

Competition, page 32

6. We note your revisions in response to prior comment 17. Please briefly describe what an enzymatic process is and further explain how it differentiates your company to your competitors.

The Amendment has been updated to include the above requested disclosures.

Liquidity and Capital Resources, page 33

7. We note you refer to working capital of $1,911,853. However, this amount is your total current assets and does not reflect any liabilities. Please clarify your disclosure related to working capital.

The Amendment has been updated to include the correct figure net of liabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for Year Ended September 30, 2024 Compared with Year Ended September 30, 2023, page 33

8. We note your response to prior comment 18 and reissue in part. Please provide a narrative discussion explaining unusual or infrequent events or transactions materially affecting your income from operations. This should include any significant components of expenses, including management and consulting fees and stock-based compensation. Please ensure financial statement line items described here are those that are reflected on the Consolidated Statements of Loss and Comprehensive Loss. Refer to Item 9(a) of Form 1-A.

The Amendment has been updated to include the above requested disclosure.

Trends, page 34

9. We note your revisions in response to prior comment 20 and reissue the comment in part. Please expand on your disclosure to provide additional details on the projects you are working on, including any material work or milestones that have been completed to date, and your anticipated timeframe for the development of these projects. If these projects are all still in preliminary stages and if you do not have any anticipated timeframe for their development, please state this in your disclosure.

The Amendment has been updated to include the above requested disclosure.

Compensation of Directors and Executive Officers

Consulting Agreement with CFO of Midori Group, page 37

10. We note your revisions in response to prior comment 23. Please disclose whether the consulting agreement with the CFO of Midori Group was renewed. We note your disclosure that the agreement was for an initial term of one year and that the agreement provides for annual extensions upon the mutual agreement of the parties.

The Amendment has been updated to disclose that the CFO and Company have entered into a new agreement and the terms of such new agreement, which has been included as an Exhibit to the Amendment.

Equity Incentive Plan, page 37

11. We note your response to prior comment 25 that you have included the Equity Incentive Plan as an exhibit to the Amendment. It does not appear that the plan was filed as an exhibit to the most recent amendment. Once available, please file the Equity Incentive Plan as an exhibit.

The Equity Incentive Plan has been attached as an Exhibit to the Amendment.

Financial Statements

Share Capital, page F-16

12. We note you disclose shares to be issued. Please describe how the fair values for the shares were determined. Please also disclose if there are any performance obligations or vesting terms that need to be met in order for the shares to be issued.

As of September 30, 2024, the Company was required to issue 500,000 common shares to a third-party consultant, and 300,000 common shares to a third-party referral. To measure, management considered IFRS 2.10 and 2.13, finding that the value of services could not be estimated reliably. Thus, these shares to be issued were valued based on a recently closed private placement of 2.4 million common shares at a price of $0.50 per share, for gross proceeds of $1.2 million on May 9, 2024. Results in a FV of $400,000, or at $0.50 per share. Management believes that the financing was sufficiently large and representative, to be considered an objective and supportable fair value of Midori’s common shares upon recognizing the shares to be issued. The 500,000 shares were to be issued, pursuant to a consulting agreement between Midori-Bio and the third-party consultant, as the Company has not completed a listing of its securities on a recognized and publicly traded stock exchange in Canada or the United States, within 24 months of December 28, 2021. Otherwise, there are no performance obligations or vesting terms on these shares to be issued.

The Amendment has been updated to include the above disclosure.

Subsequent Events, page F-26

13. We note you disclose warrants that were issued as part of the Release and Settlement Agreement. Please disclose the financial statement impact of issuing the warrants. Please also disclose the financial statement impact of the other subsequent equity issuances.

On May 14, 2024, the Company issued 75,000 warrants in connection with the Release and Settlement Agreement. The Company valued these warrants at $18,716 using the Black-Scholes option pricing model. Key inputs to the Black-Scholes model include a stock price of $0.50, exercise price of $1.00, expected life of 3 years, volatility of 100%, and a discount rate of 4.13%. These warrants were recorded as an expense - under legal settlement amount - on the consolidated statements of loss for the year ended September 30, 2024, with a corresponding increase on warrants reserve on the consolidated statements of financial position.

On Jan 10, 2025. 2,937,334 settlement warrants were issued. The Company valued these warrants at $1,340,856 using the Black-Scholes option pricing model. Key inputs to the Black-Scholes model include a stock price of $0.50, exercise price of $0.05, expected life of 2 years, volatility of 100%, and a discount rate of 4.13% These warrants were recorded as an expense in the Q2 2025 quarter - as a legal settlement expense on the Company’s consolidated statements of loss for the period ending Mar 31, 2025, with a corresponding increase on warrants reserve on the consolidated statements of financial position.

The Amendment has been updated to include the above disclosure.

We appreciate your time and attention in this matter. If you have any questions or comments, please reach out to Arden Anderson, Esq. at arden@investmentlawyers.com.

Sincerely,

/s/ Dodson Robinette PLLC

d/b/a Crowdfunding Lawyers